UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CORPORATE EQUITY INVESTMENTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Charles J. Scimeca
9040 Town Center Parkway
Bradenton, FL 34202
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Charles J. Scimeca
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________

3. SEC Use Only
________________________________________________________________________________

4. Source of Funds (See Instructions) OO
________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________

6. Citizenship or Place of Organization: USA
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 1,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 1,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 0.02%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): IN
________________________________________________________________________________

The Reporting Person identified on pages 2 through 4 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. The filing of this Statement shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s beneficial control of 1,000 shares of the common stock, $.001 par value per share (the "Common Stock"), of Corporate Equity Investments, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Charles J. Scimeca (the "Reporting Person"), who has an address of 9040 Town Center Parkway, Bradenton, Florida 34202.

Charles J. Scimeca is engaged in various businesses. He is a licensed real estate and mortgage broker in Florida and is frequently engaged by companies to provide investor relations and business consulting services. Charles J. Scimeca provides real estate and mortgage services under his individual name and under Coast To Coast Realty Group, which have an address of 9040 Town Center Parkway, Bradenton, Florida 34202. Mr. Scimeca is the president and one-third shareholder of Coast To Coast Equity Group, Inc., a Florida corporation. Through Coast To Coast Equity Group, Inc., Mr. Scimeca provides investor relations and business consulting services.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

DMP Holdings, Inc. paid cash for the purchase of 1,999,000 of the Reporting Person’s beneficially owned shares. The purchase price was $0.011 per share.

ITEM 4. PURPOSE OF THE TRANSACTION

This Schedule 13D is filed to disclose the Reporting Person’s sale of 1,999,000 shares of beneficial interest in the Issuer to DMP Holdings, Inc. 1,000 shares were retained by the Reporting Person.  A change of control occurred as a result of the share purchase.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           As of March 31, 2009, the Issuer had 4,060,000 shares outstanding.  As of the date of filing this Schedule 13D, the Reporting Person had voting control of 1,000 shares, which represents 0.02% of the Issuer’s outstanding common stock.

(b)           The Reporting Person has sole power to vote, sole power to direct the vote, and sole power to dispose or to direct the disposition of 1,000 shares of the Issuer.

(c)           None.

(d)           None.

(e)           April 1, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Incorporated by reference is the Stock Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2009	By:	/s/ Charles J. Scimeca
Charles J. Scimeca

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibits

Stock Purchase Agreement, dated April 1, 2009 (incorporated by reference from Form 8-K filed April 7, 2009)